UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2025

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.
(Translation of registrant’s name into English)

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel

+972 -73-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 30, 2025, Steakholder Foods Ltd. (the “Company”) entered into inducement offer letter agreements (collectively, the “Inducement Letters”) with certain holders (together, the “Holders”) of certain of the Company’s existing warrants to purchase up to 297,618 of the Company’s American Depositary Shares (“ADSs”), each ADS representing 4,000 ordinary shares of the Company, no par value (“Ordinary Shares”), issued on July 17, 2025 at an exercise price of $8.40 per ADS (the “Existing Warrants” and collectively, the “Warrant Repricing”).

Pursuant to the Inducement Letters, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 297,618 of the Company’s ADSs at a reduced exercise price of $5.00 per ADS (after giving effect to a ratio change effected on September 10, 2025), in consideration of the Company’s agreement to issue two new series of warrants (the “New Warrants”), to purchase up to an aggregate of 892,854 ADSs (the “New Warrant Shares”), at an exercise price of $5.00 per ADS, which will be exercisable from the date on which shareholders of the Company approve the increase of authorized shares of the Company (the “Shareholder Approval”) until (i) with respect to Series A warrants to purchase an aggregate of 297,618 ADSs, the five (5) year anniversary of the later of (x) the date on which Shareholder Approval is received and deemed effective under the laws of the State of Israel (“Shareholder Approval Date”), and (y) the effective date of the resale registration statement on Form F-3 (or other appropriate form, including on Form F-1, if the Company is not then F-3 eligible) providing for the resale of the New Warrant Shares by the holders of the New Warrants (“Resale Registration Statement”), and (ii) with respect to Series B warrants to purchase an aggregate of 595,236 ADSs, the eighteen (18) month anniversary of the later of the Shareholder Approval Date and the effective date of the Resale Registration Statement. The Company expects to receive aggregate gross proceeds of approximately $1.5 million from the Warrant Repricing, before deducting placement agent fees and other offering expenses payable by the Company.

The Company has engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as its exclusive placement agent in connection with the transactions contemplated by the Inducement Letters and has agreed to pay the Placement Agent a cash fee equal to 7.5% of the aggregate gross proceeds received from the Warrant Repricing. The Company has also agreed to issue to the Placement Agent or its designees warrants (the “Placement Agent Warrants”) to purchase up to 20,833 ADSs (representing 7.0% of the Existing Warrants being exercised), which will have the same terms as the Series A warrant except the Placement Agent Warrants will have an exercise price equal to $6.25 per ADS (125% of the reduced exercise price of the Existing Warrants). The Placement Agent Warrants will be exercisable from the date of issuance until the five (5) year anniversary of the later of the Shareholder Approval Date and the effective date of the Resale Registration Statement. In addition, the Company has also agreed to pay the Placement Agent $25,000 for non-accountable expenses, up to $50,000 for legal fees and out-of-pocket expenses, and $15,950 for clearing fees.

The closing of the transactions contemplated pursuant to the Inducement Letters is expected to occur on or about October 1, 2025 (the “Closing Date”), subject to satisfaction of customary closing conditions. The Company expects to use the net proceeds from these transactions as working capital for additional working capital, for funding the growth of its business, including for the re-purchase of its securities and for general corporate purposes.

The ADSs representing the Ordinary Shares underlying the Existing Warrants have been registered pursuant to an existing registration statement on Form F-3 (File No. 333-288621), as initially declared effective by the Securities and Exchange Commission (the “SEC”) on July 16, 2025, as amended by the post-effective amendment to the registration statement filed by the Company on August 28, 2025, as declared effective by the SEC on August 29, 2025.

The Company also agreed to file the Resale Registration Statement as soon as reasonably practicable (and in any event within fifteen (15) calendar days of the date of the Shareholder Approval Date), and to use commercially reasonable efforts to have such Resale Registration Statement declared effective by the SEC within sixty (60) days following the Shareholder Approval Date (or within ninety (90) calendar days following the Shareholder Approval Date in case of “full review” of such registration statement by the SEC) and to keep the Resale Registration Statement effective at all times until no holder of the New Warrants owns any New Warrants or New Warrant Shares. In the Inducement Letters, the Company agreed not to issue any ADSs, Ordinary Shares or Ordinary Share equivalents or to file any other registration statement with the SEC (in each case, subject to certain exceptions) until the fifteen (15) days after the Closing Date. The Company also agreed not to effect or agree to effect any Variable Rate Transaction (as defined in the Inducement Letters) until one (1) year after the Closing Date (subject to certain exceptions).

The New Warrants, Placement Agent Warrants, the New Warrant Shares and the ADSs issuable upon the exercise of the Placement Agent Warrants as well as the Ordinary Shares underlying the New Warrants and Placement Agent Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Holders have represented that each is an accredited investor as defined in Rule 501 of the Securities Act and has acquired such securities for their own respective account and has no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The New Warrants, Placement Agent Warrants, the New Warrant Shares and the ADSs issuable upon the exercise of the Placement Agent Warrants as well as the Ordinary Shares underlying the New Warrants and Placement Agent Warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Terms of the New Warrants

The following summary of certain terms and provisions of the New Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the New Warrants, the form of which is filed as Exhibit 10.2 to this Report on Form 6-K and is incorporated herein by reference. The following description of the New Warrants is qualified in its entirety by reference to such exhibit.

Duration and Exercise Price

Each New Warrant will have an exercise price equal to $5.00 per ADS. The New Warrants will be exercisable from the Shareholder Approval Date until (i) with respect to Series A warrants to purchase an aggregate of 297,618 ADSs, the five (5) year anniversary of the later of (x) the Shareholder Approval Date, and (y) the Resale Registration Statement, and (ii) with respect to Series B warrants to purchase an aggregate of 595,236 ADSs, the eighteen (18) month anniversary of the later of the Shareholder Approval Date and the effective date of the Resale Registration Statement. The exercise price and number of New Warrant Shares issuable upon exercise of the New Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rata distributions, reorganizations, or similar events affecting the ADSs or Ordinary Shares and the exercise price.

Exercisability

The New Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s New Warrants to the extent that the holder would own more than 4.99% of the outstanding Ordinary Shares (including ADSs representing Ordinary Shares) immediately after exercise.

Cashless Exercise

If, at the time a holder exercises its New Warrants, a registration statement registering the issuance of the New Warrant Shares by the holder under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part), the net number of shares of common stock determined according to a formula set forth in the New Warrants.

Trading Market

There is no established trading market for the New Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the New Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the New Warrants will be extremely limited.

Rights as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of the holder’s ownership of the Company’s ADSs, such holder of New Warrants does not have the rights or privileges of a holder of the ADSs or Ordinary Shares, including any voting rights, until such holder exercises such holder’s New Warrants. The New Warrants will provide that the holders of the New Warrants have the right to participate in distributions or dividends paid on the ADSs or Ordinary Shares.

Fundamental Transactions

If at any time the New Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the New Warrant), a holder of New Warrants will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the New Warrants immediately prior to the Fundamental Transaction. As an alternative, and at the holder’s option in the event of a Fundamental Transaction, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental transaction), the Company shall purchase the unexercised portion of the Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value (as defined in the Warrant) of the remaining unexercised portion of the New Warrant on the date of the consummation of such Fundamental Transaction.

Waivers and Amendments

With the exception of certain specified provisions, which may not be modified, amended or waived, the New Warrants may be modified or amended or the provisions of the New Warrants waived with the Company’s and the holder’s written consent.

The forms of Inducement Letters, New Warrants and Placement Agent Warrants are attached as Exhibits 10.1, 10.2 and 10.3, respectively. The description of the terms of the Inducement Letters, the New Warrants and the Placement Agent Warrants are not intended to be complete and are qualified in its entirety by reference to such exhibits. The Inducement Letters contain customary representations, warranties and covenants by us which were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

On September 30, 2025, the Company issued a press release announcing the pricing of the Warrant Repricing. A copy of that press release is filed as Exhibit 99.1 to this Form 6-K.

This Report on Form 6-K is incorporated by reference into the registration statements on F-3 (File Nos. 333-276845, 333-285501, 333-286445, 333-289323 and 333-288621) and on Form S-8 (File Nos. 333-255419, 333-267045, 333-271112, 333-279010 and 333-286245) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Warning Concerning Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report on Form 6-K states that the closing of the offering is expected to close on or about October 1, 2025. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in similar purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1	Form of Inducement Letter
10.2	Form of New Warrant
10.3	Form of Placement Agent Warrant
99.1	Press release issued by the Company on September 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

By:	/s/ Arik Kaufman
	Name:	Arik Kaufman
	Title:	Chief Executive Officer

Date: October 1, 2025